Exhibit 99.1

29 March 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Approval received for Spanish Government Loan for the scale up of

MTD201 commercial manufacturing facility

Midatech today announces that on 28th March 2019, the Spanish government notified the Company that it has provisionally approved the Company’s Reindustrialisation (“Reindus”) loan application relating to Midatech’s plans for commercial scale-up of its key MTD201 Q-Octreotide development product.

The loan amount conditionally approved under Reindus is €6.6m (“Loan”), which brings the total public financing available for this project to €8.5m, including previous amounts recently approved by the Basque regional government. The total manufacturing cost of the project is being finalised and is currently estimated at approximately €16m. This quantum remains subject to finalisation of a number of variables. Provision of the Loan is subject to Midatech providing a €2.6m guarantee (“Guarantee”), which Reindus requires as part of the terms of the Loan to be paid within 15 days of formal request by Reindus, which is expected within the next month. The Guarantee, and any other potential costs not covered by the approved funding such as personnel costs, is likely to be funded by bank finance and other Basque funding institutions. The Loan will accrue interest at a rate of 1.6%. Repayments commence 3 years after drawdown, and the repayment period thereafter is 10 years.

MTD201 is a treatment for acromegaly and neuroendocrine (NET) tumours such as carcinoid cancer, and is based on the Company’s novel polymer microsphere technology, Q-Sphera™ for sustained release delivery. The leading product currently in this $2 billion market is Novartis’ Sandostatin® LAR® (“SLAR”). Data from Midatech’s recent Phase I exploratory study demonstrated that MTD201 produces a safe and effective sustained delivery profile of Octreotide, with further advantageous characteristics which strongly supports the continued development of a long-acting octreotide product alternative to SLAR for treatment of these diseases.

CEO Craig Cook commented ‘The Reindus loan is a real boost to our commercial manufacturing scale up scheduled over the next 18 – 24 months in Bilbao and, together with other alternative options under consideration by the Board such as strategic manufacturing partnerships, can provide all our manufacturing needs in the medium to long term. For our lead program MTD201, completion of the commercial manufacturing is required prior to submitting for marketing authorization in the US and EU, and the Reindus loan allows us to plan and move ahead with more confidence.’

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE EU REGULATION 596/2014

Enquiries:

Midatech Pharma plc Craig Cook, Chief Executive Officer	01235 888300
Panmure Gordon (UK) Limited (NOMAD) Freddy Crossley, Emma Earl (Corporate Finance) James Stearns (Corporate Broking)	020 7886 2500
IFC Advisory Limited Graham Herring Tim Metcalfe Heather Armstrong	020 3934 6630

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.